Exhibit 99.1

NEWS RELEASE

Toronto, August  6, 2018

(in U.S. dollars)

Franco-Nevada Enters into Strategic Relationship with Continental Resources, Inc.

Franco-Nevada Corporation and Continental Resources, Inc. have agreed to enter into a strategic relationship to jointly acquire mineral rights in the SCOOP and STACK oil & gas plays of Oklahoma. Franco-Nevada is contributing approximately $220 million for the acquisition of existing mineral rights owned by a  Continental subsidiary and has committed, subject to satisfaction of agreed upon development thresholds, to spend up to $100 million per year over the next three years to acquire additional mineral rights. The existing mineral rights and mineral rights to be acquired will be jointly held through a newly-formed company.

The new company will acquire mineral rights in areas of the SCOOP and STACK primarily within acreage operated by Continental. These areas offer prolific well results, excellent economics, proximity to infrastructure and future upside via stacked hydrocarbon-bearing horizons. The mineral rights represent a perpetual ownership interest in land which provide an entitlement for royalties from oil & gas production. This new relationship will add to Franco-Nevada’s existing interests in the SCOOP and STACK.

“We are pleased to be able to work with a best-in-class operator in Continental,” stated David Harquail, CEO. “For Franco-Nevada, collaborating on mineral rights with an operator is a new business development opportunity.  It will allow for the ongoing growth of Franco-Nevada’s oil & gas interests through the acquisition of mineral rights at the grass-roots level.”

“We are very pleased to team up with a world-class corporation in Franco-Nevada, who has a vast understanding of the value of mineral ownership as evidenced by their long track-record of acquiring assets globally”, said Harold Hamm, Chairman and CEO of Continental.

Revenues are expected to build as Continental ramps up full-field development of its land position. The increase in Franco-Nevada’s oil and gas revenues is expected to be more than matched by a significant increase in its precious metals revenue as Cobre Panama ramps-up production next year.  Both parties have executed definitive agreements through their respective subsidiaries with funding of the initial $220 million expected in the fourth quarter subject to customary closing conditions.  Administration of the assets will be handled by the new company.

Franco-Nevada intends to fund its staged investment from cash on hand, partial use of its credit facilities and its projected future growing free cash flows. Management will provide further details of the transaction along with an update of its overall oil & gas guidance with its upcoming Second Quarter Conference Call and Webcast, scheduled for Thursday, August 9th, 2018 at 8:00 a.m. Eastern Time. Toll-Free 1-888-390-0546 or International 1-416-764-8688. Webcast:  http://www.franco-nevada.com.

About Continental Resources

Continental Resources (NYSE: CLR) is a top 10 independent oil producer in the U.S. Lower 48 and a leader in America's energy renaissance. Based in Oklahoma City, Continental is the largest leaseholder and the largest producer in the nation's premier oil field, the Bakken play of North Dakota and Montana. The Company also has significant positions in Oklahoma, including its SCOOP Woodford and SCOOP Springer discoveries and the STACK plays. With a focus on the exploration and production of oil, Continental has unlocked the technology and resources vital to American energy independence and our nation’s leadership in the new world oil market. In 2018, the Company will celebrate 51 years of operations. For more information, please visit www.CLR.com.

About Franco-Nevada

Franco-Nevada Corporation (NYSE & TSX: FNV) is the leading gold-focused royalty and stream company with a current market capitalization of approximately $14 billion. Based in Toronto, Canada, Franco-Nevada targets to have 80% of its business in precious metals and up to 20% of its business in non-precious resources including oil & gas. Its business model provides investors with commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Jason O’Connell
President & COO	Vice President, Oil & Gas
416-306-6305	416-306-6310
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the completion of the transaction with Continental Resources, Inc. and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of the transaction with Continental Resources, Inc.; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.